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                     United of Omaha Life Insurance Company

                      ENHANCED EARNINGS DEATH BENEFIT RIDER

This Rider is part of the policy to which it is attached. It is subject to all of the policy provisions which are not inconsistent with the Rider provisions.

Definitions

Anniversary Value means the Accumulation Value on a policy anniversary.

Earnings Base means the sum of all Net Purchase Payments, less any partial withdrawal(s) in excess of this policy's investment gains. Withdrawals are assumed to be taken first from this policy's investment gains as of the date of withdrawal and then from Net Purchase Payments.

If the policy continues pursuant to the Spousal Continuation provision, Earnings Base means:

     (a) the death benefit amount on the date of your death; plus
     (b) any Net Purchase Payments after the date of your death; less
     (c) any subsequent partial withdrawal(s) after the date of your death that are in excess of this policy's investment gains as of the date of withdrawal. For purposes of this provision, investment gains are measured from the date of your death. Withdrawals are assumed to be taken first from the investment gains and then from (a) or (b) above.

Effective Date

The effective date of this Rider is the date of issue of the policy.

Consideration

The consideration for this Rider is the Enhanced Earnings Death Benefit Rider charge shown on the policy data page.

Death Benefit

The Death Benefit provision of the policy is hereby deleted and replaced with the following:

The death benefit is the amount payable to the beneficiary if any owner dies before the Annuity Starting Date. We will deduct any applicable premium tax from the death benefit payable.

If the owner of this policy is a non-individual, the Age of the primary annuitant will be used for purposes of this provision.

The death benefit is the sum of the Basic Value Death Benefit and Earnings Death Benefit described below:

1.   Basic Value Death Benefit

     The basic value death benefit equals the greatest of:

         (a) the Accumulation Value as of the end of the Valuation Period during which we receive Due Proof of Death and the election of a Payout Option; or
         (b) the greatest Anniversary Value up to the last policy anniversary before your 76/th/ birthday, plus any Purchase Payments paid after the date of the greatest anniversary value and reduced proportionately by any partial withdrawals made after the date of the greatest anniversary value; or
         (c) the sum of the Net Purchase Payments, reduced proportionately by any partial withdrawals.

     For all Ages, if the Enhanced Credit Rider is attached to your policy, any enhanced credits that were credited within the last 12 months prior to the date of your death will be deducted from the basic value death benefit under (a) and (b) above.

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     A partial withdrawal will reduce (b) or (c) above in the same proportion that the Accumulation Value was reduced on the date of the withdrawal. For each withdrawal, the reduction is calculated by multiplying the death benefit by a fraction. The numerator of the fraction is the amount of the partial withdrawal. The denominator is the Accumulation Value immediately prior to the withdrawal.

2.   Earnings Death Benefit

     We may pay an earnings death benefit in addition to the basic value death benefit. The amount of the earnings death benefit, if any, depends on:

         (a)  the result of the basic value death benefit calculation; and
         (b)  your Age on the policy's date of issue.

     If you (all owners in the case of joint owners) had not attained Age 66 on the policy's date of issue, the earnings death benefit equals 40% of the result of:

         (a)  the basic value death benefit; less
         (b)  the Earnings Base;

     up to a maximum of 40% of the Earnings Base excluding any Purchase Payments made in the 12 months immediately prior to the date of your death.

     If you (any owner in the case of joint owners) had attained Age 66 on the policy's date of issue, the earnings death benefit equals 30% of the result of:

         (a)  the basic value death benefit; less
         (b)  the Earnings Base;

     up to a maximum of 30% of the Earnings Base excluding any Purchase Payments made in the 12 months immediately prior to the date of your death.

Accidental Death Benefit

If your death results from accidental bodily injury sustained in a common carrier accident, we will pay the death benefit amount defined in the Death Benefit provision multiplied by two, instead of the amount that would otherwise be payable.

The accidental bodily injury must be sustained while riding as a passenger, and not as an operator or member of the crew, in any public land, air or water conveyance provided by a common carrier primarily for passenger service. Death resulting from accidental bodily injury must be independent of sickness and all other causes and occur within 90 days of the date of the accident.

We will not pay the accidental death benefit if your death results from:

         (a)  suicide, while sane or insane;
         (b)  an act of declared or undeclared war;
         (c) injury received while intoxicated. Intoxication means a blood alcohol level that equals or exceeds the legal limit for operating a motor vehicle in your state of residence.
         (d) injury received while under the influence of any controlled substance, unless administered on the advice of a physician; or
         (e) injury received while committing or attempting to commit a felony or being engaged in an illegal occupation.

Spousal Continuation

If you die and the beneficiary is your spouse, the policy to which this Rider is attached may be continued with your spouse as the owner. If your spouse continues the policy and has not yet attained Age 76 on the date of your death, this Rider may also be continued. Your spouse's Age at your death will be used for the purposes of calculating the amount of any Earnings Death Benefit. If your spouse has attained Age 76 on the date of your death, this Rider will end.

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Under this provision, the death benefit payable upon your death will become the new Accumulation Value of the continued policy. The death benefit amount will be allocated to the policy's investment options according to your spouse's instructions. If your spouse does not provide instructions, the death benefit amount will be allocated according to the instructions in effect on the date of your death.

Termination

This Rider terminates on the earliest of the following:

     (a) the date of an ownership or primary annuitant change, except as described in the Spousal Continuation provision;
     (b) the Annuity Starting Date;
     (c) the date we receive your written request to terminate the Rider; or
     (d) the date the policy terminates.

If you terminate the Rider, the Enhanced Earnings Death Benefit Rider charge shown on the data page will no longer apply. Once terminated, this Rider cannot be reinstated.

                                          United of Omaha Life Insurance Company
                                                             /s/ M. Jane Huerter
                                                             Corporate Secretary